WIDESCOPE RESOURCES INC.

NOTICE

Attached are the unaudited interim consolidated financial statements of Widescope Resources Inc.
(the “Corporation”) for the three months ended March 31, 2008. The Corporation’s auditor has not reviewed the attached financial statements.

WIDESCOPE RESOURCES INC.

“signed”
Douglas E. Ford
Director

May 26, 2008

WIDESCOPE RESOURCES INC.
Consolidated Balance Sheets
Prepared by management (unaudited)

	March 31, 2008	December 31, 2007
ASSETS
Current assets
Cash	$61,905	$69,628
Receivables	2,891	3,606

	64,796	73,234

Mineral properties (Note 3)	343,955	343,955
Equipment, net of amortization (Note 3)	1,022	1,105
	$409,773	$418,294

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$128,678	$110,395

Non-controlling interest (Note 3)	66,468	68,586

Shareholders’ equity
Share capital – preferred (Note 5)	604,724	604,724
Share capital - common (Note 5)	13,044,609	13,044,609
Contributed surplus (Note 5)	53,344	53,344
Deficit	(13,488,050)	(13,463,364)

	214,627	239,313

	$409,773	$418,294

Approved by the Board:
“Martin Schultz”

Martin Schultz
“Douglas E. Ford”

Douglas E. Ford

The accompanying notes are an integral part of these consolidated financial statements.

WIDESCOPE RESOURCES INC.
Consolidated Statements of Operations, Comprehensive loss, and Deficit
Prepared by management (unaudited)

	Three months ended March 31
	2008	2007
Revenue
Interest income	$-	$—
Management fees (Note 4)	—	—

Expenses
General and administrative (Note 4)	26,804	13,264

Loss from operations	(26,804)	(13,264)
Non-controlling interest (Note 3)	2,118	2,189

Net loss and Comprehensive loss	(24,686)	(11,075)
Deficit, beginning of period	(13,463,364)	(13,413,605)

Deficit, end of period	$(13,488,050)	$(13,424,680)

Earnings per share – basic and diluted	$0.00	$0.00

Weighted average number of common shares outstanding	10,883,452	10,883,452

The accompanying notes are an integral part of these consolidated financial statements.

WIDESCOPE RESOURCES INC.
Consolidated Statements of Cash Flow
Prepared by management (unaudited)

	Three months ended March 31
	2008	2007
Operating Activities
Net loss	$(24,686)	(11,075)
Non cash Items:
Non-controlling interest in loss	(2,118)	(2,189)
Amortization	83	118
Net change in working capital items:
Receivables	715	2,721
Accounts payable and accrued liabilities	18,283	13,624

Cash used in operations	(7,723)	3,199

Investing Activities
Cash acquired on acquisition of PFG, net
of amounts invested	—	—
Mineral property development costs	—	(10,797)

Cash used in investing activities	-	(10,797)

Net decrease in cash	(7,723)	(7,598)
Cash, beginning of period	69,628	105,504
Cash, end of period	$61,905	97,906

Supplemental Cash Flow Information:
Cash paid for interest	$-	—

Cash paid for income taxes	$-	—

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature and Continuance of Operations

The Company’s principal business activities include the exploration of natural resource properties. The Company has acquired, directly and by way of the acquisition of Outback Capital Inc. (Note 3), interests in various mineral claims in Manitoba providing the right to explore. The Company had a working capital deficit of $63,882 at March 31, 2008 and has incurred substantial losses to date. The Company will require additional funding to meet its obligations and the costs of its operations.

Effective July 12, 2006, the Company changed its name from International Gemini Technology Inc. to Widescope Resources Inc.

The Company’s future capital requirements will depend on many factors, including costs of exploration and development of the properties, production, if warranted, and competition and global market conditions. The Company’s potential recurring operating losses and growing working capital needs may require that it obtain additional capital to operate its business. Such outside capital will include the sale of additional common shares. There can be no assurance that capital will be available as necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to the Company. The issuances of additional equity securities by the Company may result in a significant dilution in the equity interests of its current shareholders.

The Company is dependent upon the discovery of economically recoverable reserves, to obtain necessary financing to complete the development of its properties, and future production or proceeds from the disposition thereof. The financial statements have been prepared under the assumption the Company is a going concern. The ability of the Company to continue operations as a going concern is ultimately dependent upon attaining profitable operations. To date, the Company has not generated profitable operations from its resource operations and will need to invest additional funds in carrying out its planned exploration, development and operational activities. As a result, more losses are anticipated prior to obtaining a level of profitable operations.

2.	Significant Accounting Policies

Basis of consolidation
These financial statements have been prepared on a consolidated basis and include the accounts of the Company and its 65.42% owned subsidiary, Outback Capital Inc. effective June 30, 2006 (date of acquisition). All intercompany balances and transactions have been eliminated on consolidation.

Mineral properties
The cost of mineral properties and related exploration and development costs are deferred until the properties are placed into production, sold, abandoned or management has determined there to be an impairment. These costs will be amortized over the useful life of the properties following the commencement of commercial production or written off if the properties are sold, allowed to lapse, or abandoned. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral properties and related deferred exploration costs could be written off. Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

2. Significant Accounting Policies cont’d

Estimates, assumptions and measurement uncertainty
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Areas requiring significant use of estimates by management relate to determining the carrying value of mineral properties and tax rates to calculate future income taxes.

Financial instruments
Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Sections 3855, and 3861 financial instruments; Section 1530, comprehensive income and Section 3856, hedges. Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost.

These standards have been applied prospectively. The adoption of these standards has not resulted in any adjustments to the carrying amounts of financial assets and financial liabilities at January 1, 2007.

The Company does not have any items that would cause comprehensive loss to be different than net loss of the year ended December 31, 2007.

The Company’s financial instruments consist of cash, receivables, and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company has determined that it does not have derivatives or embedded derivatives.

Equipment
Equipment is recorded at cost. Amortization is calculated using the following annual rate, which is estimated to match the useful lives of the asset:

Computer hardware 30% declining balance

Equipment used in exploration activities, where substantially all the economic life or value of the asset is expected to be derived from a specific project, is accounted for as dedicated assets and included as a separate category within the costs allocated to the related exploration stage mineral interests. Amortization for dedicated assets are provided over the estimated lives based on utilization and is recorded as deferred exploration costs of the related project.

2. Significant Accounting Policies cont’d

Loss per share
The loss per share figures are calculated using the weighted average number of shares outstanding during the respective fiscal years. The calculation of loss per share figures using the Treasury Stock Method considers the potential exercise of outstanding share purchase options and warrants or other contingent issuances to the extent each option, warrant or contingent issuance was dilutive. For the years presented, diluted loss per share is equal to basic loss per share as the conversions are anti-dilutive.

Cash and cash equivalents
The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

Impairment of long-lived assets
The Company follows the recommendations of the CICA Handbook Section 3063, “Impairment of Long-Lived Assets”. Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held for use. The Company conducts its impairment test on long-lived assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is recognized when the carrying amount of an asset to be held and used exceeds the undiscounted future net cash flows expected from its use and disposal. If there is impairment, the impairment amount is measured as the amount by which the carrying amount of the asset exceeds its fair value, calculated using discounted cash flows when quoted market prices are not available.

Income taxes
The Company accounts for income taxes using the asset and liability method, whereby future tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the carrying values of the asset and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income taxes and liabilities of a change in rates is included in operations in the period that includes the substantive enactment date. Where the probability of a realization of a future income tax asset is more likely than not, a valuation allowance is recorded.

Stock-based compensation
The Company applies the fair value method of valuing all grants of stock options. All stock options granted are accounted for as a capital transaction at the time of the grant with the related fair values being reflected as contributed surplus in shareholders’ equity. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company’s stock, and a weighted average expected life of the options. The estimated fair value of the options is recorded over the options’ vesting period. Any consideration paid on the exercise of stock options is credited to share capital.

New accounting pronouncements

Going-concern
In June 2007, the CICA amended Handbook Section 1400, “General Standards of Financial Statement Presentation”, which requires management to make an assessment of Company’s ability to continue as a going-concern. When financial statements are not prepared on a going-concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the Company is not considered a going-concern.

2. Significant Accounting Policies cont’d

New accounting pronouncements cont’d

The new section is effective for years beginning on or after January 1, 2008. The Company is in the process of assessing the impact of this new section on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”)
In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Capital Disclosures
In December 2006, the CICA issued Section 1535 which specifies the disclosure of information that enables users of an entity’s financial statements to evaluate its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether it has complied with any capital requirements and, if it has not complied, the consequences on non-compliance. The mandatory effective date is for annual and interim financial statements for years beginning on or after October 1, 2007. This new requirement must be adopted by the Company effective January 1, 2008.

Financial Instruments Disclosures and Financial Instruments Presentation
Sections 3862 and 3863 will replace Section 3861, Financial Instruments Disclosure and Presentation, revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new Sections will place increased emphasis on disclosure about the nature and extent of risk arising from financial instruments and how the entity manages those risks. The mandatory effective date is for annual and interim financial statements for years beginning on or after October 1, 2007. The Company will begin application of these sections effective January 1, 2008. It is not anticipated that the adoption of these new accounting standards will impact the amounts reported in the Company’s financial statements as they related primarily to disclosure.

3. Acquisition of Outback Capital Inc. dba Pinefalls Gold (“PFG”)

In April 2005, the Company entered into a subscription agreement to invest $200,000 into Outback Capital Inc. dba Pinefalls Gold (“PFG”), a private Alberta company with certain directors and a principal shareholder of PFG in common with the Company. PFG is an exploration company with mining claims located in the area of Bissett, Manitoba. Pursuant to the subscription, the Company invested $90,000 in exchange for 1.8 million units during 2005 and an additional $110,000 in exchange for 2.2 million units in 2006 of PFG at $0.05 per unit with each unit comprised of one common share and one share purchase warrant to purchase an additional common share at $0.075 for a period of two years. Without the exercise of the warrants, the Company purchased approximately 37% of the common shares of PFG. As at June 30, 2006, the Company had invested $200,000 in exchange for 4 million units under this subscription agreement.

In addition, the Company entered into a share exchange agreement with one of the principal shareholders of PFG, who is also a director of the Company, under which the Company acquired a further 3 million common shares of PFG in exchange for one million common shares of the Company at a value of $150,000. As a result of the share exchange agreement, the director in common no longer had an ownership interest in PFG.

The Company completed the transactions above effective June 30, 2006; and as at March 31, 2008 the Company owned 65.42% of the common shares of PFG.

The Pinefalls Gold mining property is subject to a 2% royalty based on the gross cash proceeds received from the sale of minerals, less the cost of smelting, refining, freight, insurance and other related costs, and the cost of marketing and sale of minerals derived from PFG properties. The royalty will be calculated on a cumulative basis and will be payable in cash by the Company within 180 days of each fiscal year end of the Company.

3. Acquisition of Outback Capital Inc. dba Pinefalls Gold (“PFG”) cont’d

The fair value of the assets acquired and liabilities assumed effective June 30, 2006 are as follows:

- $ -
Current assets	126,108
Mineral claims and equipment	320,885
Current liabilities	(3,861)
Due to related parties	(11,390)
Non controlling interest	(81,742)

350,000

Consideration Paid:
1,000,000 common shares at $0.15 per share	150,000
Cash	200,000

350,000

Mineral Claims and equipment includes the following:

- $ -
Unproven Mining Claims – not subject to depletion	319,306
Equipment	1,579

Totals	320,885

Mineral claims since the acquisition consist of:

- $ -
Total
Balance as at June 30, 2006	319,306
Geological consulting fees	13,852

Balance as at December 31, 2006	333,158
Geological consulting fees	10,773
Filing fees	24

Balance as at March 31, 2008	343,955

4. Related Party Transactions

During the three months ended March 31, 2008, a company in which a director has an interest charged the Company $6,000 (2007: $6,000) for rent and management fees. The unpaid portion of these amounts, plus additional advances and other amounts due to directors, aggregating $92,255. (2007: $87,280) is included in accounts payable and accrued liabilities at March 31, 2008.

Related party transactions were in the normal course of business and have been recorded at the exchange amount which is the fair value agreed to between the parties. Amounts due to related parties are unsecured, non-interest bearing and without specific terms of repayment.

5.	Share Capital

a) The authorized capital of the Company comprises 100,000,000 common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value. The rights and restrictions of the preferred shares are as follows:

i) dividends shall be paid at the discretion of the directors;

ii)	the holders of the preferred shares are not entitled to vote except at meetings of the holders of the preferred shares, where they are entitled to one vote for each preferred share held;

iii) the shares are convertible at any time; and

iv)	the number of the common shares to be received on conversion of the preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $0.45.

b) Common shares

	2008			2007
	Shares	$		Shares	$
Balance, January 1	10,883,452		13,044,609	10,883,452		13,044,609
Balance, March 31	10,883,452		13,044,609	10,883,452		13,044,609

c) Preferred shares

	2008			2007
	Shares	$		Shares	$
Balance, beginning and end of period	604,724		604,724	604,724		604,724

d) Warrants

	2008	2007
Balance, beginning and end of period	1,560,333	1,560,333

Each warrant gives the holder the right to purchase one common share of the Company at $0.18 per share on or before the expiry of the warrants on June 6, 2008.

e) Stock Options

As of December 31, 2007 and 2006, there were no stock options outstanding.

6.	Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2007	2006
Loss before income taxes	$49,759	$37,147

Income tax recovery at statutory rates	$16,978	$12,667
Unrecognized benefit of non-capital losses	(16,978)	(12,667)

Future income tax provision	$-	$-

The significant components of the Company’s future income tax assets are as follows:

	2007	2006
Future income tax assets:
Non-capital loss carry forward benefit	$81,500	$74,481
Capital losses carried forward	1,250	1,506
Valuation allowance	(82,750)	(75,987)

Net future income tax asset	$—	$—

The Company has approximately $261,000 in non-capital losses that can be offset against taxable income in future years which expire at various dates commencing in 2007 and approximately $8,000 in capital losses which may be available to offset future taxable capital gains which can be carried forward indefinitely. The potential future tax benefit of these losses has not been recorded as a full-future tax asset valuation allowance has been provided due to the uncertainty regarding the realization of these losses.

The related potential income tax benefits with respect to these items have not been recorded in the accounts. Application and expiration of these carryforward balances are subject to relevant provisions of the Income Tax Act, Canada.